Tampon Tribe

Monthly Income Statement

For the year ended Jan 2022 to Dec 2022

		2022
Revenues		
Sales Revenue		262,549.71
Sales Revenue - Wholesale		35,672.51
Sales Revenue - B2B		849,023.38
Sales Tax Remitted	-	447.06
Returns & Allowances	-	1,250.40
Total Revenues		**1,145,548.14**
Cost of Sales		
Cost of Goods Sold		427,399.00
Cost of Goods Sold - Freight		21,943.14
Total Cost of Sales		**449,342.14**
Gross Profit		**696,206.00**
Operating Expenses		
Bank & ATM Fee Expense		681.00
Business Meals Expense		585.66
Charitable Contributions		1,760.00
Computer Equipment Expense		35.03
Facility & Utilities Expense		582.23
Gas & Auto Expense		4,166.82
Gifts Expense		20.00
Independent Contractor Expense		140,742.60
Insurance Expense - Auto		684.32
Insurance Expense - Business		3,386.19
Interest Expense		10,853.88
License & Fee Expense		6,761.43
Loan Payments - Marketing Advance - Clearco		11,444.79
Marketing & Advertising Expense		54,664.80
Merchant Fees Expense		13,558.44
Office Kitchen Expense		423.70
Office Supply Expense		4,333.98
Parking & Tolls Expense		27.50

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JE

Payroll Expense - Administration	270.00
Phone & Internet Expense	1,742.31
Postage & Shipping Expense	21,751.40
Professional Service Expense	2,251.50
Publication/Subscription Expense	145.00
Recruiting & HR Expense	173.40
Rent or Lease Expense	49,750.00
Software & Web Hosting Expense	30,704.34
Travel & Transportation Expense	4,292.96
Uniforms Expense	185.05
Total Operating Expenses	**365,978.33**
Net Profit	**330,227.67**

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Tampon Tribe
Balance Sheet
As of year ended December 31, 2022

	2022
Assets	
Citi Bank - Checking - 6677	41,394.80
Accounts Receivable	965,325.37
Inventory	244,914.64
Property Plant & Equipment	33,000.00
Total Assets	**1,284,634.81**

Liabilities	
Brex - Credit Card	785.95
Promissory Note - Launch	100,000.00
Lachlan Cameron - Convertible Note	10,000.00
Starta-Brightsky Ventures - Convertible Note	40,000.00
Wefunder - Convertible Note	176,842.50
Unknown Investor - Convertible Note	174,643.55
Loan - Wayflyer	-
Loan - CBB	7,058.71
Loan - Shopify Capital	-
Loan - Fundbox	-
SAFE Note - Wefunder	105,073.80
Total Liabilities	**614,404.51**

Equity	
Capital Shares @$ 0.00001/ share	60.00
Net Income (Loss)	330,227.67
Retained Earnings	339,942.63
Total Equity	**670,230.30**

Total Liabilities and Equity	**1,284,634.81**
	-

Note: Cash accounting method was used in 2021

Tampon Tribe
Monthly Cash Flow Statement
For the period ending December 31, 2022

		2022
Cash, Beginning		**136,301.48**
Operational Activities		
Net Income (Loss)		330,227.67
Movement of current assets and liabilities:		
(Increase)Decrease in Accounts Receivable	-	965,325.37
(Increase)Decrease in Inventory		431,786.64
Decrease(Increase) in credit card balance	-	3,728.13
Net Cash Flow from Operations	**-**	**207,039.19**
Investing Activities		
Cash receipts		-
Cash payments		
Net Cash Flow from Investing Activities		**-**
Financing Activities		
Loan proceeds:		164,325.42
Loan payments:	-	52,192.91
Net Cash Flow from Investing Activities		**112,132.51**
Net Increase(Decrease) in Cash	-	94,906.68
Cash, Ending		**41,394.80**